EXHIBIT 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2015

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) for the quarter ended September 30, 2015 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.  This MD&A is prepared as of November 5, 2015 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.  Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the SEC website at www.sec.gov.

Our Business

Pretivm was incorporated on October 22, 2010 under the laws of the Province of British Columbia.  We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.

We have a 100% interest in the Brucejack Project and Snowfield Project, both of which are located in northwestern British Columbia.

The Brucejack Project is our material mineral project.  Our focus is on advancing the Brucejack Project to production as a high-grade gold underground mine, with engineering and construction underway.

The mineral claims for the Snowfield Project are in good standing until 2026 and we continue to conduct baseline environmental studies for potential future development.

3rd Quarter Highlights

•
On July 15, 2015, we reported the second set of results from the underground infill drill program in the Valley of the Kings targeting stope areas in years 1 through 3 of the current mine plan.  Drilling continued to confirm the style and grade distribution of the gold mineralization in the area being tested, including the intersection of high-grade and visible gold.

•	On July 30, 2015, we announced that a positive Environmental Assessment Decision Statement was received from the Federal Minister of the Environment.

•	On August 19, 2015 we reported the third set of results from the underground infill drill program in the Brucejack Project’s Valley of the Kings underway in the 1320 drill bay and the 1310 drill bay.

•
On September 1, 2015, we announced that we had been issued all of the major regulatory permits required to begin development work towards commercial production at the Brucejack Project.  A Mines Act Permit was issued by the British Columbia Minister of Energy and Mines approving our mine plan and reclamation program allowing for the construction of a 2,700 tonnes per day doré and flotation plant, development of an underground mine and associated facilities and other infrastructure.  We were also issued an Environmental Management Act permit for the Brucejack Project by the British Columbia Ministry of Environment, which governs effluent discharge during construction and operation.

•
On September 15, 2015, we announced a US$540 million construction financing package (the “Financing”) with Orion Mine Finance Group and Blackstone Tactical Opportunities (“Orion and Blackstone”). The Financing provided for immediate access to US$340 million at closing and will fund a substantial portion of the costs to develop an underground mine at our Brucejack Project.  The Financing was comprised of a credit facility and offtake agreement, a prepayment under a callable gold and silver stream agreement and a private placement of our common shares. We also announced that our Board of Directors approved a production decision for the Brucejack Project.  On September 21, 2015, we announced that we had closed the Financing.

•
On September 21, 2015, we announced initial results from the grass-roots exploration drill program underway in the Flow Dome Zone east of the Brucejack Project.  High-grade intersections along with long intervals of low-grade mineralization suggest a new stockwork zone or an extension of the Valley of the Kings deposit.

•
On September 30, 2015, we reported a fourth set of drill results from the underground infill drill program.  Results continue to confirm the style and grade distribution of the gold mineralization in the area currently being tested, which includes the intersection of high grade and visible gold.

•	Subsequent to the end of the quarter, on October 1, 2015 we announced the appointment of Dr. Nicole Adshead-Bell to our Board of Directors.

•
On October 8, 2015, we announced a second set of drill results from the regional grass-roots exploration drill program underway on the property surrounding the Brucejack Project. High-grade gold intersections encountered in the Flow Dome Zone east of the Brucejack Project supported results previously reported confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of 4 mining leases and 6 mineral claims totaling 3,054 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 111,000 hectares.

Project Permitting

During the third quarter, we received the remaining major regulatory permits from the federal and provincial governments required to begin development work towards commercial production at the Brucejack Project.

On July 22, 2015, the British Columbia Minister of Energy and Mines issued a Mines Act Permit approving our mine plan and reclamation program allowing commercial production at the Brucejack Project.  The Mines Act Permit allows for the construction of a 2,700 tonnes per day doré and flotation plant, development of an underground mine and associated facilities and infrastructure.

On July 30, 2015, we received a positive Environmental Assessment Decision Statement from the Federal Minister of the Environment.  The Decision Statement found that the Brucejack Project is not likely to cause significant adverse environmental effects. In reaching the Decision, the Minister considered the Project Recommendation and the Canadian Environmental Assessment Agency (CEAA) Environmental Assessment Report.  The Report includes CEAA’s conclusions and recommendations on the potential environmental effects of the project, the proposed mitigation measures, the significance of any remaining adverse environmental effects and the follow-up program.

On August 31, 2015, we were issued an Environmental Management Act Permit by the British Columbia Ministry of Environment for our Brucejack Project which governs effluent discharge during construction and operation.

On March 27, 2015, we were issued an Environmental Assessment Certificate for the Brucejack Project by the British Columbia Minister of the Environment and Minister of Energy and Mines.  The Ministers issued the certificate with conditions that have given them the confidence to conclude that the project will be constructed, operated and decommissioned in a way that ensures no significant adverse effects are likely to occur.  We addressed these conditions in advance of the start of mine construction.

Construction Financing

On September 21, 2015, we completed a US$540 million construction financing with Orion and Blackstone. The Financing provided immediate access to US$340 million and will fund a substantial portion of the costs to develop an underground mine at the Brucejack Project.  The Financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million (see “Liquidity and Capital Resources” below).

Project Engineering

Basic and detailed engineering activities have been ongoing following the completion in June 2014 of the updated National Instrument 43-101-compliant feasibility study for the Brucejack Project (see “Updated Feasibility Study” below).  All long lead items have been ordered, including the ball mill, SAG mill, and transformers. Construction power generators have been delivered to site and commissioned. Detailed project engineering continues along with an evaluation and review of the capital cost budget. An updated capital cost estimate is expected in the fourth quarter of 2015.

Construction Progress

Construction at the Brucejack Project commenced on September 5, 2015.  Activities are currently focused on bulk earth works, including the pads for the permanent camp and mill building, in preparation for facilities construction in the spring of 2016. Additional construction activities at site have included the excavation of diversion ditches and contact water pond and the widening of the haul road to accommodate construction traffic.  The permanent camp has been fabricated offsite and is expected to be assembled on site in the first half of 2016.

During the quarter, transmission line right-of-way clearing commenced and the contract for the transmission line towers was issued.

Underground development was ongoing throughout the third quarter, with an initial focus on underground exploration development.  With the receipt of final mine development permits, the focus switched to the development of mine infrastructure.  Prior to the end of the quarter, the pre-production underground development contract was awarded to Cementation Canada Inc.

June 2014 Feasibility Study

On June 19, 2014, we announced an updated National Instrument 43-101-compliant Feasibility Study for the Brucejack Project (see our news release dated June 19, 2014).  The Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 was completed by Tetra Tech and was filed on SEDAR on June 30, 2014 (the “2014 Feasibility Study”).

The Valley of the Kings Proven and Probable Mineral Reserves are 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 600,000 ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne).

The Base Case (US$1,100/ounce gold, US$17/ounce silver and exchange rate of 0.92 C$/US$) estimated pre-tax Net Present Value (5% discount) is US$2.25 billion, with an internal rate of return of 34.7%.

The 2014 Feasibility Study contemplates average annual production for the first eight years of 504,000 ounces of gold and for the 18 year life of mine 404,000 ounces of gold, an estimated capital cost, including contingencies, of US$746.9 million and an average processing rate of 2,700 tonnes/day with operating costs of C$163.05 per tonne milled.

Economic Evaluation

A summary of financial outcomes using three metal price scenarios is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$15.00	$17.00	$21.00
Net Cash Flow (US$)	$2.02 billion (pre-tax) $1.34 billion (post-tax)	$4.16 billion (pre-tax) $2.72 billion (post-tax)	$6.35 billion (pre-tax) $4.13 billion (post-tax)
Net Present Value(1) (5.0% discount) (US$)	$985 million (pre-tax) $620 million (post-tax)	$2.25 billion (pre-tax) $1.45 billion (post-tax)	$3.54 billion (pre-tax) $2.28 billion (post-tax)
Internal Rate of Return	20.3% (pre-tax) 16.5% (post-tax)	34.7% (pre-tax) 28.5% (post-tax)	47%(pre-tax) 38.7% (post-tax)
Payback(from start of production period)	4.4 years (pre-tax) 4.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)	2.0 years (pre-tax) 2.1 years (post-tax)
Exchange Rate (US$:C$)	0.92	0.92	0.92
 (1) NPV is discounted to July 2014.

Project Mineral Reserves

The Mineral Reserves resulting from the 2014 Feasibility Study for the Brucejack Project are based on the 2013 Mineral Resource estimates for the Valley of the Kings and the West Zone (see “Resource Estimate” below).  The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(2)(3)  – June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.1	15.6	12	1.1	0.8
Probable	11.5	15.7	10	5.8	3.9
Total P&P	13.6	15.7	11	6.9	4.6
(2) Rounding of some figures may lead to minor discrepancies in totals
(3) Based on C$180/t cutoff grade, US$1,100/oz Au price, US$17/oz Ag price, C$/US$ exchange rate = 0.92

Table 3: West Zone Mineral Reserve Estimate(4)  – June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	1.4	7.2	383	0.3	17.4
Probable	1.5	6.5	181	0.3	8.6
Total P&P	2.9	6.9	279	0.6	26.0
(4) See notes (2) and (3) to Table 2 above

Mining and Processing

The Brucejack Project is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill.  The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 18-year mine life.  The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 16.5 million tonnes of ore for the 18 years at an average mill feed grade of 14.1 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate.  Metallurgical recoveries for the Valley of the Kings are projected to be 96.9% for gold and 84.7% for silver, and for the West Zone 95.1% for gold and 91.0% for silver.  A total of 7.27 million ounces of gold and 27.63 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate.  The Brucejack Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(5)

Year	Tonnage (t)	Gold grade (g/t)	Silver grade (g/t)	Gold Production (‘000 ounces)	Silver Production (‘000 ounces)
1	839,000(6)	15.4	11.7	403	268
2	995,000	15.2	11.7	470	318
3	995,000	16.7	12.8	519	349
4	984,000	15.9	9.9	488	263
5	988,000	16.9	11.0	521	296
6	999,000	17.5	10.6	545	287
7	986,000	17.8	11.8	547	319
8	996,000	17.5	11.7	542	319
9	994,000	14.9	10.2	461	276
10	987,000	15.5	11.2	476	302
Years 11-18	6,788,000	11.0	124.5	2,303	24,630
Life of Mine (Years 1-18)	16,550,000	14.1	57.7	7,274	27,626
(5) Rounding of some figures may lead to minor discrepancies in totals. (6) Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack Project is estimated at US$746.9 million, including a contingency of US$69 million.  Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary

(US$ million)
Mine underground	179.5
Mine site(7)	210.8
Offsite Infrastructure	89.1
Total Direct Costs	479.4
Indirect Costs	127.5
Owner’s Costs	71.0
Contingency	69.0
Total Capital Cost	746.9
(7) Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$163.05 per tonne milled.  Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary

(C$/tonne)
Mining	91.34(8)
Processing	19.69
General & Administrative	30.87
Surface Services and Others	21.15
Total Operating Cost	163.05
(8) LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$91.78/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense, and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine

(US$ million)
Total Cash Costs(9)	2,814.5
Reclamation Cost Accretion	27.5
Sustaining Capital Expenditure	320.6
All-in Sustaining Cash Costs	3,162.6
Gold Sales (ounces)	7,067
All-in Sustaining Cash Costs per Ounce	US$448/ounce
(9) Net of silver credits at Base Case silver price of $US17/ounce.

Mineral Resource Estimate

The 2014 Feasibility Study for the Brucejack Project is based on an updated high-grade Mineral Resource estimate which we announced on December 19, 2013 (see our news release dated December 19, 2013).  The resource estimate, which incorporated all drilling completed to December 2013 at the Valley of the Kings, was completed by Snowden Mining Industry Consultants.  The Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 was filed on SEDAR on February 2, 2014.

High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	1.2 million ounces of gold in the Measured Mineral Resource category (2.0 million tonnes grading 19.3 grams of gold per tonne);

•	7.5 million ounces of gold in the Indicated Mineral Resource category (13.4 million tonnes grading 17.4 grams of gold per tonne); and

•	4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

2015 Underground Infill Drill Program

A 40,000-meter infill drill program continued in the third quarter in the Valley of the Kings.  The program currently comprises 32 drill fans from three underground drill stations and has been planned to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level). The primary purpose of the drilling is grade control, with the additional benefit of infill drilling inferred and non-stope indicated resources in the same area. Results from the program continue to confirm the style and grade distribution of the gold mineralization in the area being tested, which includes the intersection of high grade and visible gold. The program is anticipated to be completed in the first quarter of next year.

2015 Regional Exploration Program

A grass-roots exploration program targeting geophysical anomalies surrounding the Brucejack Project is also underway, comprising additional airborne geophysical surveying and a surface drill program of 10,000 to 15,000 meters targeting porphyry/epithermal-style mineralization.  The Flow Dome Zone and Kitchenview Zone northeast of the Brucejack Project were identified through extensive regional exploration as potential porphyry/epithermal-style mineralized zones similar to the Valley of the Kings.

Initial results from the Flow Dome Zone east of the Brucejack Project reported high-grade gold intersections along with long intervals of low-grade gold mineralization, which suggests a new stockwork zone or an extension of the Valley of the Kings deposit.   High grade intersections along a broader corridor of mineralization were encountered in holes SU-666 and SU-668 up to 1,000 meters east of the Valley of the Kings. Additional drilling will be required to adequately define the zone.

In the Kitchen View Zone, hole SU-659 collared approximately 3.5 kilometers northeast of the Valley of the Kings, intersected a narrow zone with low grade gold, silver and anomalous copper hosted in a sheared massive sulphide unit. A ground geophysical survey of the sulphide unit is planned for next year.

In the Hanging Glacier Zone, approximately 3 kilometers northwest of the Valley of the Kings, holes SU-665 and SU-667 intersected narrow zones with anomalous gold and copper values. Hole SU-669 intersected a single high grade value over 1.2 meters as well as low to medium grade gold values over intervals up to 20 meters thick.

Drilling in the Lookout Zone was focused on testing surface geochemical anomalies located 500 to 700 meters west of the Brucejack Fault. Holes SU-662, SU-663, and SU-664 intersected broad zones, up to 49 meters long, with low-grade gold values. The Hanging Glacier and Lookout Zones are not currently considered priority targets for follow-up testing.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  Since we acquired the Snowfield Project in October 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project.  Our previous efforts focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provided for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 111,000 hectares, providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives.

Selected Financial Information

Basis of Presentation

The following financial data has been extracted from the Company’s unaudited interim financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in thousands of Canadian dollars unless otherwise stated.  Our significant accounting policies are outlined in the notes to our audited consolidated financial statements for the year ended December 31, 2014 and, as applicable to Brucejack Project development activities, in the notes to our interim consolidated financial statements for the period ended September 30, 2015.

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows:

(in $000’s)		2015 Q3		2015 Q2		2015 Q1		2014 Q4		2014 Q3		2014 Q2		2014 Q1		2013 Q4
Revenue	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.02		$0.02		$0.03		$0.02		$0.04		$0.03		$0.02		$0.04
Loss and comprehensive loss		$3,335		$2,426		$3,530		$2,094		$4,668		$3,306		$2,377		$5,006
Total assets		$1,433,292		$931,111		$915,153		$816,816		$811,896		$749,142		$746,736		$726,261
Long-term liabilities		$461,298		$24,336		$23,252		$24,308		$23,379		$20,303		$19,228		$19,836
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$453,233		$68,871		$103,412		$34,495		$63,981		$19,739		$24,706		$11,575
Mineral properties, plant and equipment		$919,522		$841,691		$793,349		$768,072		$736,526		$717,247		$712,275		$705,448

Net loss and comprehensive loss for the quarter ended September 30, 2015 was $3,335 compared to a loss of $4,668 during the quarter ended September 30, 2014.  The decrease is largely attributed to deferred income tax which changed from an expense of $3,427 for the quarter ended September 30, 2014 to an expense of $327 for the quarter ended September 30, 2015.  The higher expense in 2014 is related primarily to the Company’s non-capital losses and the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

During the third quarter, share-based compensation increased to $780 as compared to $477 in the third quarter of 2014. This is due to the increased number of options granted in 2015 and by the timing of stock option grants.  We hire individuals with the required skills to advance our business and stock options may be granted to employees and consultants as part of their overall compensation.  Depending on the nature of the awarded recipient’s role, we expense or capitalize to project development costs the fair value of these stock option issuances over the vesting period.

Investor relations and shareholder communication costs for the quarter ended September 30, 2015 was $266 as compared to $276 incurred for the quarter ended September 30, 2014.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted within the investment community.

Professional fees were $90 for the quarter ended September 30, 2015 compared to $150 for the quarter ended September 30, 2014.  We are currently engaged in two class action lawsuits filed against us in the Ontario Superior Court of Justice and the United States District Court for the Southern District of New York.  For details on the class action lawsuits, please see “Commitments, Contingencies and Off-Balance Sheet Arrangements” below.  Because we had reached our deductible limit with our insurers in the second quarter of 2014, future legal expenses associated with the class action lawsuits will be provided for in accordance with our insurance policy.

Salaries expense for the quarter ended September 30, 2015 was $665 as compared to $405 for the quarter ended September 30, 2014.  We hired additional personnel in this quarter as compared to the quarter ended 2014 as we are heading into project construction.

Travel and accommodation for the quarter ended September 30, 2015 was $88 as compared to $82 for the quarter ended September 30, 2014.  Travel and accommodation remained consistent with the prior comparable period and is a result of attendance at conventions and trade shows as well as investor and marketing efforts.

Interest income for the quarter ended September 30, 2015 was $134 compared to $193 for the quarter ended September 30, 2014 reflecting interest on the funds received from the closing of the non-brokered private placements in January 2015 and June 2015 and the limited amount of interest on the proceeds of the construction financing package which was drawn in late September.

During the third quarter, we completed a construction financing package comprised of a credit facility, an offtake agreement, a callable gold and silver stream agreement and a private placement.  At every period end, embedded derivatives in the credit facility, the offtake agreement and the gold and silver stream, which are accounted for at fair value, will be marked-to-market through the statement of loss.  The derivative loss for the quarter ended September 30, 2015 totaled $2,853 (2014 - $Nil).  The loss was largely attributable to the change in foreign exchange rates and valuation assumptions such as forward gold and silver curves, spot gold and silver prices and interest rates over the period from closing of the financing to September 30, 2015.  Interest on the credit facility and the debt aspect of the gold and silver stream totaled $1,138 (2014 - $Nil) and is capitalized as part of the Brucejack Project development costs.

During the quarter ended September 30, 2015, we recorded a foreign exchange gain of $2,206 as compared to a gain of $400 for the quarter ended September 30, 2014.  The majority of the foreign exchange is a result of the translation of the US dollar cash proceeds of the construction financing net the US dollar denominated credit facility to Canadian dollars.

Liquidity and Capital Resources

Our cash and cash equivalents as at September 30, 2015 totaled $453,233 increasing $418,738 from $34,495 at December 31, 2014.  Of the cash and cash equivalents at September 30, 2015, approximately $3,000 of the flow-through funds raised remain unspent.  The increase in cash is largely attributable to the construction financing that was completed on September 21, 2015.

Our working capital as at September 30, 2015 was $431,503 as compared to $33,770 as at December 31, 2014.  Working capital items other than cash and cash equivalents consisted of receivables and other of $17,019, accounts payable and accrued liabilities of $38,452 and flow-through share premium of $297. Receivables and other is comprised primarily of $3,504 of Goods and Services Tax refunds, and $13,207 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

On January 16, 2015, we completed a private placement of 12,836,826 common shares at a price of $6.30 per share with Zijin Mining Group., Ltd. (“Zijin”) for gross proceeds of $80,872 and on January 21, 2015, we completed a private placement with certain shareholders who wished to maintain their respective pro rata interests in the Company in connection with the strategic investment by Zijin.  A total of 2,897,490 common shares were issued to subscribers at a price of $6.30 per share for gross proceeds of $18,254.

On June 8, 2015, we completed a private placement of 800,000 flow-through shares at a price of $8.75 per flow-through share for gross proceeds of $7,000.

On September 21, 2015, we completed the US$540 million construction financing package with Orion and Blackstone. The Financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million.  Upon closing, we received proceeds of US$340 million that will fund a substantial portion of the costs to develop an underground mine at the Brucejack Project.

Credit Facility

•	Credit Agreement:
o	Senior Secured Loan facility of US$350 million;
o	US$150 million was advanced at closing;
o	Remaining US$200 million available to be drawn in up to $50 million tranches over 18 months with;
o	Each draw subject to an arrangement fee of 3%;
o	Fixed interest rate of 7.5%;
o
Principal and accrued interest compounded quarterly is due at maturity on December 31, 2018, or we can exercise an option to extend maturity to December 31, 2019 on payment of 2.5% of the principal amount outstanding.

•	Offtake Agreement:
o	Applies to sales from first 7.067 million ounces of refined gold;
o
Orion and Blackstone will pay us for refined gold (in excess of any delivered ounces pursuant to the stream obligation) based on a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale;

o	We have the option to reduce the Offtake obligation by up to 75% by paying:
(a)	US$11 per remaining ounce effective December 31, 2018 or
(b)	US$13 per ounce effective December 31, 2019 on the remaining undelivered gold ounces.

Stream Agreement

•
US$150 million in cash was advanced at closing as prepayment in consideration of a callable stream that applies to 8% of the total precious metals production of 7.067 million ounces of refined gold and 26.279 million ounces of refined silver (the “Refined Precious Metals”).  The applicable gold ounces from the Brucejack Project under the Offtake Agreement and Refined Precious Metals under the Stream Agreement are the 7.067 million ounces of refined gold and 26.297 million ounces of refined silver which were estimated to be available for sale in the June 2014 Feasibility Study for the Brucejack Project.  The gold ounces subject to the Offtake Agreement will be reduced by the amount of refined gold ounces that is subject to the Stream Agreement.

•	We may elect to repurchase all or a portion of the Refined Precious Metals stream by one of the following options:

o
On December 31, 2018, we can elect to repurchase the entire 8% stream by paying US$237 million or can elect to reduce the stream to 3% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2019; and

o
On December 31, 2019, we can elect to repurchase the entire 8% stream by paying US$272 million or can elect to reduce the stream to 4% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2020.

•
If we do not exercise the right to reduce or repurchase the Refined Precious Metals stream by December 31, 2019, US$20 million will be payable and an 8% stream will apply to the Refined Precious Metals beginning January 1, 2020, with payment of US$400 per ounce of gold and US$4.00 per ounce of silver.  If the market price of gold is greater than US$400 per ounce, the excess will decrease the stream obligation until it has been reduced to Nil.

•
In the event of a change of control or the sale of the Brucejack Project by us prior to the earlier of (a) our reduction or repurchase of the Refined Precious Metals stream or (b) January 1, 2020, we have the right to repurchase the stream for consideration equal to the greater of: (i) 13.6% of the consideration received by our shareholders or us in such a transaction, or (ii) an amount of cash that generates a 15% rate of return on the US$150 million stream advance.

Private Placement

•
Each of Orion and Blackstone subscribed for 3,848,004 of our common shares at US$5.1975 per common share for aggregate proceeds at closing of US$40 million, based on the 20-day volume weighted average price of our common shares at the close on September 21, 2015.

During the nine months-ended September 30, 2015, an increase in the trading price of our common shares contributed to the exercise of share options awards, which provided us with additional liquidity.  With our current working capital as at September 30, 2015, we believe we will have sufficient capital to fund a significant portion of the construction of the Brucejack Project.

Cash used in investing activities in the quarter ended September 30, 2015 was $127,510 (2014 - $31,447).  For the quarter ended September 30, 2015, much of the expenditure increase is due to the commencement of project construction and the increased costs for engineering and mine development.  In the prior quarter ended September 30, 2014, costs were incurred mainly in respect of exploration and evaluation activities at the Projects.

Development of any of our mineral properties will require additional equity and/or debt financing. We are a development stage company and as such, we do not generate revenues from operations, except for periodic proceeds from our exploration program gold sales.  We rely on equity and/or debt funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity and/or debt funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Class Action Lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian Class Actions

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”) (collectively, the “Ontario Actions”).  The plaintiffs seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired our securities.  In the Wong Action, the class period is between November 22, 2012 and October 22, 2013.  In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada contained material misrepresentations or omissions regarding our Brucejack Project, including statements with respect to probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona.  The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts.  The plaintiffs seek general damages of $60 million in the Wong Action and $250 million in the Tahzibi Action as well as pre- and post-judgment interest and costs.

There have been no further steps in the Ontario Actions.  The Company believes that the allegations made against it in the Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552.  The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014.  In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”).  We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014.  The Court has not yet issued a decision on the motion.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position.  We intend to contest any such litigation claims to the extent of any available defenses.  However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

Contractual Obligations

The following table provides our gross contractual obligations as of September 30, 2015(in $000’s):

	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Operating activities:
Decommissioning provision	$-	$-	$-	$4,961	$4,961
Rent	173	1,592	-	-	1,765
Financing activities:(1)(2)
Repayment of credit facility (US$192,029)		257,204		-	257,204
	$173	$258,796	$-	$4,961	$263,930

1)
Pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of US$20,000.

2)
Under the Offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces.  The final purchase price to be paid by the purchaser will be, at the purchase’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

Related Party Transactions

We have entered into employment agreements with each of our Chairman and CEO (our “CEO”), our President (our “President”), our Chief Operating Officer and Vice President (our “COO”), our Chief Financial Officer (our “CFO”), and our Chief Exploration Officer and Vice President (our “CExO”).

Under the employment agreements as of June 30, 2015, our CEO receives a base salary of $500,000 per year, benefits, and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more.  Our President receives a base salary of $450,000 per year, our COO receives a base salary of $400,000 per year, our CFO receives a base salary of $375,000, and our CExO receives a base salary of $350,000 per year.  Each of the President, COO, CFO, and CExO are entitled to extended benefits and are eligible for an annual bonus determined at the discretion of our Board.  Our CEO, President, COO, CFO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Critical Accounting Estimates and Judgments

Our significant accounting policies are presented in the notes to the consolidated financial statements for the year ended December 31, 2014. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from our estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1) Impairment of exploration and evaluation assets

The application of our accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which we have the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date.  We have assessed impairment indicators on our exploration and evaluation assets and have concluded that no impairment indicators existed as of September 30, 2015.

2) Determination of commercial viability and technical feasibility of the Brucejack Project

The application of our accounting policy for exploration and evaluation expenditures requires judgment to determine whether technical feasibility and commercial viability of the Brucejack Project is demonstrable.  We considered the positive National Instrument 43-101 compliant Feasibility Study, the receipt of key environmental permits and completed construction financing and concluded that commercial viability and technical feasibility of the Brucejack Project had been attained as in the period ended September 30, 2015.  At this point, the asset is reclassified to mineral properties, plant and equipment and tested for impairment.

Outstanding Share Data

At November 5, 2015, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	144,591,105
Share purchase options	8,845,250	$5.85 - $17.46	2.34
Fully diluted	153,439,605

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 31, 2015 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2014.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 1992). During 2015, we will be transitioning to the updated standards set out in the COSO 2013 framework.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There has been no change in our internal control over financial reporting during the quarter ended September 30, 2015 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of September 30, 2015.  Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

Statement Regarding Forward-Looking Information

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking information”).

In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking information are reasonable as of the date of this MD&A, forward-looking information is not a guarantee of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;
•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on the Brucejack Project for our future operating revenue;
•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;
•	our history of negative operating cash flow, incurred losses and accumulated deficit;
•	market events and general economic conditions;
•	the inherent risk in the mining industry;
•	the commercial viability of our current and any acquired mineral rights;
•	availability of suitable infrastructure or damage to existing infrastructure;
•	governmental regulations, including environmental regulations;
•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	compliance with emerging climate change regulation;
•	adequate internal control over financial reporting;
•	increased costs of complying with the Dodd-Frank Wall Street Reform and Consumer Protection Act;
•	potential opposition from non-governmental organizations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	uncertainties related to title to our mineral properties and surface rights;
•	land reclamation requirements;
•	our ability to identify and successfully integrate any material properties we acquire;
•	uncertainties related to title to our mineral properties and surface rights;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to identify attractive acquisitions;
•	potential liabilities associated with our acquisition of material properties;
•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
•	changes to relevant legislation, accounting practices or increasing insurance costs;
•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
•	significant growth could place a strain on our management systems;
•	share ownership by our significant shareholders, their ability to influence our governance and possible market overhang;
•	there is no market for our securities other than our common shares;

•	the trading price of our common shares is subject to volatility due to market conditions;
•	future sales or issuance of our equity securities;
•	certain actions under U.S. federal securities laws may be unenforceable;
•	we do not intend to pay dividends in the near future; and
•	our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our AIF dated March 31, 2015 which is filed on SEDAR and in the United States in our Form 40-F filed on the SEC’s website.

Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made.  In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking information are reasonable as of the date of this MD&A, forward-looking information is not a guarantee of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.  We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.